As filed with the Securities and Exchange Commission on January 7, 2005.
                                                  Registration No. 333-
                                                                   -------------
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             COMMTOUCH SOFTWARE LTD.
             (Exact name of registrant as specified in its charter)

                   Israel                               Not Applicable
       (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization)                 Identification No.)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive offices)

                               c/o Commtouch Inc.
                     Devyani Patel, Vice President, Finance
                         1300 Crittenden Lane, Ste. 103
                         Mountain View, California 94043
                                 (650) 864-2000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                                   Copies to:

------------------------------- ---------------------------- -----------------------------
Gary Davis                         Aaron M. Lampert           Nathaniel M. Cartmell III
General Counsel & Secretary        Naschitz, Brandes & Co.    Pillsbury Winthrop LLP
Commtouch Inc.                     5 Tuval Street             50 Fremont Street
1300 Crittenden Lane, Suite 103    Tel Aviv 67897 Israel      San Francisco, CA 94105-2228
Mountain View, CA 94043            Tel: 972-3-623-5000        Tel: (415) 983-1000
Tel: (650) 864-2000                Fax: 972-3-623-5005        Fax: (415) 983-1200
Fax: (650) 864-2006

------------------------------- ---------------------------- -----------------------------


Approximate date of commencement of the proposed sale of the securities to the public: From time to time after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Calculation of Registration Fee
====================================================================================================================================
                                                      Proposed
                  Title of Each Class                  Maximum           Proposed
                     of Securities                  Amount to be      Aggregate Price     Maximum Aggregate        Amount of
                   To Be Registered                 Registered(1)       Per Unit(2)        Offering Price     Registration Fee(3)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares, NIS 0.05 nominal value per share    6,955,684             $0.35             $2,434,489             $286.54
====================================================================================================================================

(1) Represents shares being registered for resale by the holders (the "selling  securityholders")  of Ordinary Shares and associated warrants for purchase of Ordinary Shares of the Company,  pursuant to an agreement between the Company and selling  securityholders, as follows: (i) 2,340,000 Ordinary Shares, representing 130% of shares issuable to selling securityholders upon conversion of Series
A Preferred Shares under the Redemption,  Amendment and Exchange Agreement of October 31, 2004 (the "RAE");  (ii) 4,333,336 Ordinary
Shares,  representing  130% of shares  issuable upon exercise of warrants  issued to selling  securityholders  under the RAE;  (iii)
282,348 Ordinary Shares,  representing  shares issuable to selling  securityholders  upon exercise of additional  investment  rights arising under the Securities Purchase Agreement of May 18, 2004 as a result of anti-dilution protections triggered by the closing of the Securities Purchase Agreement of October 31, 2004; and (iv) an indeterminable number of additional Ordinary Shares,  pursuant to
Rule 416 under the Securities Act of 1933 that may be issued to prevent  dilution  resulting from stock splits,  stock  dividends or similar transactions affecting the shares to be offered by the selling securityholders.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Company's Ordinary Shares as reported on The Nasdaq SmallCap Market System on January 3, 2005.

(3) The Registrant  initially filed a Registration  Statement on Form F-1  (Registration  No. 333-31836) on March 6, 2000 (the "Form
F-1"), to register certain offers and sales of its Ordinary Shares as set forth in that Registration  Statement.  Subsequently,  the
Registrant withdrew the Form F-1 on April 12, 2000. The Registrant is filing this Registration Statement on Form F-3 to register the reoffer and resale of the securities  indicated on this cover page. A registration fee of $49,468.00 was paid in connection with the filing of the Form F-1.  Pursuant to Rule 457(p),  the aggregate  total dollar amount of the filing fee  associated  with the unsold
Ordinary Shares under the F-1 has previously been offset by the filing fees in the amounts of (a) $119.80 for Registration Statement on Form S-8 No. 333-65532 filed on July 20, 2001; (b) $158.24 for  Registration  Statement on Form F-3 No. 333-68248 filed on August
24, 2001; (c) $104.45 for  Registration  Statement on Form F-3 No.  333-88248  filed on May 15, 2002;  (d) $687.66 for  Registration
Statement on Form F-3 No.  333-109837 filed on October 20, 2003; (e) $824.58 for Registration  Statement on Form F-3 No.  333-111731
filed on January 6, 2004;  (f) $302.53 for  Registration  Statement  on Form F-3 No.  333-111734  filed on January 6, 2004;  and (g)
$1,268.19 for Registration  Statement on Form F-3 No. 333-117085 filed on July 1, 2004. The remaining balance of $46,002.55 is being further offset by the filing fee due for this Registration Statement.
====================================================================================================================================

================================================================================

                                EXPLANATORY NOTE

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus which is a part of this registration statement also incorporates and amends the prospectuses that are included in the Registration Statements on Form F-3 No. 333-117085 and No. 333-1111734 filed on July 1, 2004 and January 6,
2004, respectively.

================================================================================

--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.
       THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE
          REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE
      SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES
             IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY__, 2005

                                   PROSPECTUS

                             Commtouch Software Ltd.

                           23,605,490 Ordinary Shares
--------------------------------------------------------------------------------

Private Placements of Ordinary Shares and Ordinary Shares Underlying Series A Preferred Shares, Additional Investment Rights and Warrants

      As we describe further below under "Plan of Distribution," the selling securityholders identified in this prospectus are selling up to 23,605,490 of our Ordinary Shares, 2,340,000 of which underlie convertible Series A Preferred Shares, 5,413,931 of which underlie additional investment rights and 11,784,396 of which underlie warrants. The Series A Preferred Shares, additional investment rights and warrants themselves are not being offered by this prospectus. The selling securityholders acquired the Ordinary Shares, convertible Series A Preferred Shares and rights to purchase Ordinary Shares from the Company in three private placements - a convertible note transaction entered into on November 26, 2003, a private equity sale transaction of May 18, 2004 and a Redemption, Amendment and Exchange Agreement of October 31, 2004 (the "RAE"), which primarily modified the terms of the convertible note transaction of November 26, 2003. It is noted that Iroquois Capital LP is a selling securityholder hereunder only by way of its participation in the May 18, 2004 transaction. Shareholders of the Company approved the May 18, 2004 transaction at an extraordinary meeting of shareholders held on June 28, 2004 and approved the RAE at the annual meeting of shareholders held on December 6, 2004.

      The Ordinary Shares offered hereby are being registered pursuant to registration rights granted to the selling securityholders by the Company in connection with the RAE. These securities may be offered from time to time by the selling securityholders through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. The selling securityholders will receive all of the proceeds from this offering and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the securities. The Company has agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act. For additional detail, please see the section below entitled "Plan of Distribution".

      The Ordinary Shares are being offered by the selling securityholders subject to prior sale, subject to their right to reject offers in whole or in part and subject to certain other conditions.

      Our Ordinary Shares are currently traded on The Nasdaq SmallCap Market under the symbol "CTCHC." On January 6, 2005 the last reported sales price of an Ordinary Share on The Nasdaq SmallCap Market was $0.50 per share.

--------------------------------------------------------------------------------
     This investment involves risk. See "Risk Factors" beginning on page 5.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is _________, 2005

                                TABLE OF CONTENTS

                                                                          Page
                                                                         ------

Special Note Regarding Forward-Looking Information.....................     1
Commtouch Software Ltd. ...............................................     2
Risk Factors ..........................................................     5
Capitalization and Indebtedness .......................................    15
The Offer and Listing..................................................    16
Reasons for the Offer and Use of Proceeds .............................    17
Selling Securityholders ...............................................    17
Shares Eligible for Future Sale .......................................    20
Plan of Distribution...................................................    21
Legal Matters .........................................................    23
Experts ...............................................................    23
Where You Can Find More Information ...................................    23
Information Incorporated by Reference .................................    24
Enforceability of Civil Liabilities ...................................    24
Financial Statements ..................................................   F-1

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION


This document contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of filing of this document; we do not assume any obligation to update any of them. The statements in this document are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the failure of the Company to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

                             COMMTOUCH SOFTWARE LTD.

We are a provider of anti-spam solutions to enterprise customers. The Company offers its anti-spam solutions to small, medium and large enterprises through a variety of third party distribution channels. The solutions are also available for integration with security, content filtering, anti-virus and other filtering solutions through alliances and strategic partnerships. A combination of proprietary patented and patent-pending technologies makes it possible for Commtouch to detect, alert and block most spam attacks as they are distributed over the Internet.

Our enterprise anti-spam solution consists of both a software element (the "Enterprise Gateway") and a service component (the "Detection Center"). At the Enterprise Gateway, messages are filtered at the customer organization's entry point, before being distributed to recipients, with added user-level controls and a top level of secure spam detection services from the Detection Center, all allowing for real-time reaction to worldwide spam attacks. At the heart of the solution, however, is the Detection Center, which detects new spam attacks as soon as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations worldwide. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using Commtouch patent-pending technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized and accurate resolution.

In particular, the Commtouch anti-spam solution operates to help eliminate spam as follows:

     o Inbound email enters the Enterprise Gateway, a software add-on to the enterprise SMTP server;

     o The Enterprise Gateway matches key characteristics of the message with predefined spam policies created by IT managers or end-users;

     o If the solution does not match the message to a known source, either spam or non-spam, it compares characteristics of the incoming message against the Enterprise Gateway cache of recently identified spam;

     o If the message remains suspicious, but cannot be confirmed as spam, the Enterprise Gateway queries the Detection Center for remote spam detection and classification services;

     o The outgoing query consists of digital signatures taken from email header information. The signatures may be hashed (one-way encrypted) to ensure enterprise security and confidentiality. The query does not contain the full email body or its attachments and it is therefore very small in size (500 Bytes);

     o The Detection Center weighs the values of the outstanding query against its vast database of real-time information about known spam patterns and sources of spam, and replies to the Enterprise Gateway with a unique and up-to-date classification; and

     o The Enterprise Gateway applies a locally predefined action to the message and may store the information internally to match against new incoming messages bearing similar characteristics.

We also offer a Software Development Kit ("SDK"). The SDK enables third-party vendors to integrate the Commtouch anti-spam solution advantages into their existing offerings, providing them with full spam identification and spam classification services from the Detection Center. These vendors benefit from Commtouch expertise in blocking spam and other unwanted email traffic without the need to develop and dedicate a service department in-house. The SDK communicates fully with the remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side. Each such vendor has the flexibility to determine how best to integrate the SDK results into its solution. For example, if the Detection Center classifies a specific message as spam, the vendor's application may respond by either quarantining the message, rejecting it completely or sending a bounce-back message to its sender or any other option provided by the vendor's specific application.

The SDK consists of a set of Application Programming Interfaces, or APIs, which receive characteristics of incoming messages as input from the vendor's application, returning the status of the message as output from the Detection
Center. The vendor has the option of installing an API, which returns a deterministic result classifying messages as either spam or non-spam, or using an API that classifies messages based on the level of suspicion that the message is spam. Each vendor can implement its solution differently, making the unique advantages of SDK flexible to match particular needs.

Products that may benefit from integration of the SDK solution include:

     o        Anti-virus applications;

     o        Content filtering solutions;

     o        Firewall systems;

     o        Security servers; and

     o        Other network appliances


Further, we are marketing an Internet Solution Provider anti-spam solution ("ISP Solution"). ISPs purchasing this solution will install Commtouch software ("engine") on a front end server (in front of the ISP's messaging server), which will initially receive and classify email, in conjunction with the detection capabilities of the Commtouch Detection Center. ISPs will be allowed the flexibility of defining which Internet protocols (IPs) will be banned from delivering messages to their messaging system, and those messages that are allowed to enter but are suspected of being spam will be delivered to end users with a special tag identifying them as suspected spam.


Office Location

Our principal executive offices are located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel, where our telephone number is 011-972-9-863-6888. Our wholly owned subsidiary, Commtouch Inc., is located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043, with a telephone number of (650) 864-2000. Our website address is www.commtouch.com.


Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "expects," "anticipates," "believes," "intends," "plans," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth elsewhere in this report. These factors are based on information available to us at the time of filing of this document; we do not assume any obligation to update any of them.


Overview

During 2004 and 2003, our business was to develop and sell, through a variety of third party distribution channels, anti-spam solutions to various customers. The Company expects that it will continue to be dependent upon third party distribution channels for a significant portion of its revenues, which will be derived from sales of the Company's anti-spam solutions.


Critical Accounting Policies and Estimates

Operating and Financial Review and Prospects are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the consolidated financial statements are revenue recognition and commitments and contingencies.


Revenue recognition

Our enterprise anti-spam solution consists of both a software element (the "Enterprise Gateway") and a service component (the "Detection Center"). At the Enterprise Gateway, messages are filtered at the customer organization's entry point, before being distributed to recipients. At the heart of the solution is the Detection Center, which detects new spam attacks as they are launched and distributed over the Internet. The Detection Center provides real-time spam detection services to enterprise customers by maintaining constant communication with Enterprise Gateways that are locally installed at customer premises in different locations. The Detection Center collects information from multiple sources about new spam attacks, analyzes the input using our technology, identifies and detects spam, classifies the data, matches its stored information against outstanding queries for spam detection from Enterprise Gateways and replies in real-time back to the Enterprise Gateways with a prioritized resolution.

We also offer a Software Development Kit ("SDK"). The SDK enables third-party vendors to integrate the Commtouch anti-spam solution advantages into their existing offerings, providing them with full spam identification and spam classification services from the Detection Center. The SDK communicates fully with the remote Detection Center, receiving results to queries about suspicious messages and acting according to set policies on the customer side.

The  service   component  of  our  revenues  is  considered   essential  to  the
functionality of the software components. Furthermore, the software components cannot be used on a standalone basis, or with another party's service.

Revenues from anti-spam service are recognized when persuasive evidence of an arrangement exists, services are provided, no significant obligation with regard to the implementation remains, the fee is fixed and determinable and collectibility is probable. Revenues deriving from anti-spam services are recognized ratably over the life of the service period.


Contingencies

Commtouch periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called "contingencies", and Commtouch's accounting for such events is prescribed by Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of the uncertain future events; and (2) that the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment on the part of management. Commtouch uses its internal expertise, and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. The Company has recorded contingencies in situations where management determined it was probable a loss had been incurred and the amount could be reasonably estimated.


Revenue Sources

We started to recognize revenues from sales of anti-spam solutions during the third quarter of 2003. Revenues associated with sales of anti-spam solutions are recognized ratably over the period during which services are provided, which is usually one to two years.


Results of Operations (U.S. dollars in thousands)


                                                        Nine Months  Nine Months
                                                           Ended       Ended
                                                          Sept. 30,   Sept. 30,
                                                            2004        2003
                                                          -------     -------
Revenues: ...........................................     $   933     $   260

Cost of revenues: ...................................         475         447
                                                          -------     -------
Gross profit (loss) .................................         458        (187)
                                                          -------     -------
Operating expenses:
    Research and development ........................       1,055       1,095
    Sales and marketing .............................       2,964       1,137
    General and administrative ......................       1,383       1,335
    Amortization of stock-based employee
        deferred compensation .......................          30         189
                                                          -------     -------
    Total operating expenses ........................       5,432       3,756
                                                          -------     -------
Operating loss ......................................      (4,974)     (3,943)
    Interest and other income (expense), net ........         398        (283)
    Equity in Income of Imatrix .....................         (63)        282
                                                          -------     -------
Net loss ............................................     $(4,639)    $(3,944)
                                                          =======     =======

Comparison of the Nine Months Ended September 30, 2004 and 2003 -- (U.S. dollars in thousands, except share and per share data)

Revenues. Revenues increased over two and a half fold from $260 for the nine-months ended September 30, 2003 to $933 for the same period in 2004. Revenues were expected to rise for the nine-months ended September 30, 2004 as we had a full nine months of sales due to our anti-spam solutions compared to the same period 2003, where we had just started to sell the product in the third quarter of 2003. For the nine-months ended September 30, 2004, 33.57% of the revenues were derived from one customer. For the nine-months ended September 30, 2003, 82.16% of the revenues were derived from three customers (35.32% from customer A, 31.52% from customer B and 15.32% from customer C).

Cost of Revenues. Due to an increase in sales, cost of revenues increased marginally for the nine-months ended September 30, 2004 in comparison to the same period in 2003. Cost of revenues did not increase in the same proportion as sales during the period due to economies of scale.

Research and Development. Research and development expenses decreased 3.7% from $1,095 for the nine-months ended September 30, 2003 to $1,055 for the same period in 2004 due to the decrease in personnel and other related costs.

Sales and Marketing. Sales and marketing expenses increased 161% from $1,137 for the nine-months ended September 30, 2003 to $2,964 for the same period in 2004, as we hired sales and marketing personnel to sell our new anti-spam solutions. We also earmarked additional marketing resources towards our new product offerings.

General and Administrative. General and administrative expenses increased 3.6% from $1,335 for the nine-months ended September 30, 2003 to $1,383 for the same period in 2004.

Amortization of Stock-Based Employee Deferred Compensation. Our stock-based employee deferred compensation expenses decreased from $189 for the nine-months ended September 30, 2003 to $30 for the same period in 2004. Deferred compensation totaling $13 remaining from 1999was amortized using the sum-of-digits method over the vesting schedule, generally four years. This amortization concluded during the third quarter of 2003.Deferred compensation expenses of $30 and $176 for the nine-months ended September 30, 2004 and 2003, respectively, relating to the repricing of stock options during 2001, was amortized using the straight-line method over a three year vesting schedule. This amortization concluded during the first quarter of 2004.

Interest and Other Income, Net. Our interest and other income, net, increased from a net loss of $283 for the nine-months ended September 30 2003 to a net income of $398 for the nine-months ended September 30, 2004, due primarily to the company recording a non-cash financial income of approximately $613 relating to the November 2003 convertible loan and related warrants and fair value adjustment thereof.


Liquidity and Capital Resources

We have financed our operations from the issuance of equity securities and, to a lesser extent, from private loans and research and development grants from the Israeli government.

As of September 30, 2004, we had approximately $5,107 of cash, which we believe is sufficient to fund operations through at least December 2005. See "Risk Factors - Investment Risks - We may need additional capital." For the nine-months ended September 30, 2004 and 2003, we utilized $3,987 and $3,190, respectively of cash to fund operating losses. Net cash provided by financing activities was approximately $5,120 and $4,455 for the nine-months ended September 30, 2004 and 2003, respectively, mainly due to proceeds from issuance of convertible notes and Ordinary Shares.


                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our Ordinary Shares. You should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our Ordinary Shares to decline, and you could lose part or all of your investment. The risks described below are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Business Risks


If the market does not respond favorably to our current and future anti-spam solutions, we will fail to generate revenues.

Our success depends on the acceptance and use of our anti-spam solutions by enterprise, OEM and ISP customers and partners. While we have been selling our anti-spam products for over one year, it remains difficult to estimate the size or growth rate of the potential market for our anti-spam offerings. This is accentuated by the fact that during the third quarter of 2004

     o we signed five new OEM agreements, with the majority of the new integrated products utilizing our technology only having launched in the fourth quarter of 2004 - therefore we do not have experience with the sales potential of these OEMs, and

     o our new Enterprise Gateway version 4.0 was launched, which may have different market acceptance from our previous products.

Therefore, we have yet to achieve a level of customer experience that will enable us to accurately predict the market's reaction to these important, new offerings. If the market for anti-spam solutions fails to grow or grows more slowly than we currently anticipate, our business will suffer dramatically. Even if that market grows, our solutions may not achieve broad market acceptance and our business could fail.

Our business may be adversely affected as a consequence of legislation imposing legal penalties on distributors of unsolicited email.

On December 16, 2003, President Bush signed into law the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act), which establishes a framework of administrative, civil, and criminal tools to combat spam. The law establishes both civil and criminal prohibitions to assist in deterring the most offensive forms of spam, including unmarked sexually-oriented messages and emails containing fraudulent headers. Under the law, senders of email are required to honor a request by a consumer not to receive any further unsolicited messages. Recent high profile prosecutions of direct marketers are likely to have some deterrent effect on the future activities of these and other similar direct marketers of unsolicited email.

In addition, various state legislatures have enacted laws aimed at regulating the distribution of unsolicited email.

Furthermore,  each member state in the European  Union was  obligated by October
2003  to  implement  the  Electronic   Communications   Directive  that  imposes
restrictions on the use of unsolicited email for commercial purposes.

These and similar legal measures may have the effect of reducing the amount of unsolicited email that is distributed and hence diminish the need for our anti-spam solutions. Any such developments would have an adverse impact on our revenues.


Dependence upon resellers and product concentration.

We expect to continue to be dependent upon resellers and OEM partners for a significant portion of our revenues, which will be derived from sales of our anti-spam solutions. Also, we are still developing our distribution channels and are currently dependent on a relatively small number of our global resellers and OEM partners to close the majority of sales transactions. If anticipated orders from these resellers fail to materialize, or one of the key resellers or distribution channels ceases the promotion of our business, our operating results and financial condition will be materially adversely affected.

Our future revenues are difficult to predict and our quarterly operating results may fluctuate, which could adversely affect the value of your investment.

Because we have a limited history with our anti-spam solutions and because of the highly competitive nature of the markets in which we compete, our revenue is difficult to predict. Our current and future expense levels are to a large extent fixed. We may be unable to adjust spending quickly to compensate for any revenue shortfall, and any significant revenue shortfall would have an immediate negative effect on our results of operations and share price.

A number of factors, many of which are enumerated in this "Risk Factors" section, are likely to cause fluctuations in our operating results or cause our share price to decline. These factors include:

     o Our ability to successfully develop and market our anti-spam solutions to new markets, both domestic and international;

     o        The market acceptance of our new anti-spam solutions;

     o The size, timing and fulfillment of orders for our new anti-spam solutions;

     o        The threat of delisting by Nasdaq;

     o Our ability to expand our workforce with qualified personnel, as may be needed;

     o Unanticipated bugs or other problems arising in providing our new anti-spam solutions to customers;

     o The success of our resellers' and OEM partners' sales efforts to potential customers;

     o The solvency of our resellers and OEM partners and their ability to allocate sufficient resources towards the marketing of our new anti-spam solutions to their potential customers;

     o The rate of adoption of anti-spam solutions by customers in the current economic environment;

     o The receipt or payment of irregular or nonrecurring revenues or expenses;

     o Our ability to successfully develop and market new, modified or upgraded solutions, as may be needed; o The substantial decrease in information technology spending;

     o        Pricing of our solutions;

     o Our ability to timely collect fees owed by resellers and OEM partners; and

     o The effectiveness of our customer support, whether provided by our resellers and OEM partners, or directly by Commtouch.

Because of differing operational factors and the material changes to our business model, period-to-period comparisons of our operating results are not a good indication of our future performance. It is likely that our operating results in some quarters will be below market expectations. Because we have been and will be going to market with new solutions and have been marketing our Enterprise Gateway solution only since late June 2003, it remains difficult to evaluate our business and prospects.

We commenced operations in 1991. Up to 1998, we focused on selling, maintaining and servicing stand-alone email client software products for mainframe and personal computers. From 1998 through 2001, we were a provider of outsourced Web-based email services and, during the first half of 2002, we concentrated on marketing our software messaging solution. In mid-2002, we began focusing exclusively on completing development of and selling our new anti-spam solutions. This change required us to adjust our business processes and to readjust the workforce at Commtouch (predominantly, the sales force). Therefore, we have little operating history as a provider of our anti-spam solutions upon which you may be able to evaluate our business and prospects. While recent success in signing agreements with OEM partners is encouraging, it is still too early to judge whether this business will succeed.

We have many established competitors who are offering a multitude of solutions to the spam problem.

The market for anti-spam solutions is intensely competitive and we expect it to be increasingly competitive. Increased competition could result in pricing pressures, low operating margins and the realization of little or no market share, any of which could cause our business to suffer.

In the market for anti-spam solutions, there are a large number of providers offering "content filtering" solutions (solutions focusing solely on the content of potential spam email). Other providers that offer forms of software (gateway) or service based solutions and which may be viewed as direct competitors to Commtouch include Brightmail(R) and Postini(R). There is a great likelihood that, as the market for anti-spam solutions further develops and given the difficult technological hurdles in attempting to create an effective solution, established Internet security players will enter the market, which may be able to leverage their market position and resources to capture a portion of the anti-spam market.

As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. One such example of this is the recent acquisition of Brightmail by Symantec Corp.

Competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. In addition, because there are relatively low barriers to entry for the software market, we expect additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

Also, there are companies that develop and maintain in-house anti-spam solutions, such as Microsoft(R) and Yahoo(R). These and other companies could potentially leverage their existing capabilities and relationships to enter the anti-spam industry.

Our market's level of competition is likely to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. In the future, as we expand our offerings, we may encounter increased competition in the development and distribution of these solutions. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, technical, sales, marketing and other resources than we do and may enter into strategic or commercial relationships on more favorable terms. Some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. New technologies and the expansion of existing technologies may increase competitive pressures on us. We may not be able to compete successfully against current and future competitors.

(R)Brightmail, Postini, Microsoft and Yahoo are trademarks of Brightmail, Inc., Postini, Inc., Microsoft Corporation and Yahoo! Inc., respectively.

Our ability to increase our revenues will depend on our ability to successfully execute our sales and marketing plan.

The complexity of the underlying technological base of our anti-spam solutions and the current landscape of the anti-spam market require highly trained sales and marketing personnel to educate prospective resellers and customers regarding the use and benefits of our solutions. It may take time for our current and future employees and resellers to learn how to most effectively market our solutions. Additionally, it is difficult to predict the possibility of success selling our newly introduced solutions, either by way of resellers or OEM partners, and on which we are relying to produce a substantial portion of our revenues in the future. As a result of these factors, our sales and marketing organization may not be able to compete successfully against bigger and more experienced sales and marketing organizations of our competitors.

We have a history of losses and may never achieve profitability.

We incurred net losses of approximately $61.0 million in 2001, $4.9 million in 2002 and $6.8 million in 2003. As of December 31, 2003 and October 31, 2004, we had an accumulated deficit of approximately $158.5 million and approximately $
163.6 million, respectively. We are participating in a relatively new and unstable market, we have not achieved profitability in any period and we might continue to incur net losses in the future. If we do not achieve profitability, our share price may decline further.

Risk of Litigation.

Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company's business, results of operations or financial condition.

In September 2003, a final order was entered by a U.S. District Court for the Northern District of California, thereby settling the shareholder class action lawsuit filed on behalf of shareholders against the Company in early 2001. The litigation was initiated against the Company and two members of management in response to the Company's announcement that it had decided to restate unaudited earnings for the first three quarters of 2000, alleging violations of the antifraud provisions of the Securities Exchange Act of 1934.


Indemnification of Directors and Officers.

The Company has agreements with its directors, subject to Israeli law, that provide for the Company to indemnify these directors for any of the following obligations or expenses incurred as a result of an act or omission of such persons in their capacity as directors: (a) any monetary liability imposed upon such a director for the benefit of a third party pursuant to a court judgment, including a settlement or an arbitrator's decision, confirmed by a court, and
(b) reasonable litigation expenses, including legal fees, actually incurred by such a director or imposed upon the director by a court order, in a proceeding brought against him by or on behalf of the Company or by others, or in a criminal action in which he was acquitted, or in a criminal action which does not require proof of criminal intent in which he was convicted.


Risk due to economic conditions.

Should economic conditions fail to improve, our ability to sell our anti-spam solutions could be negatively impacted. Furthermore, even if we are successful in selling our solutions, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our resellers' customers, OEM partners' customers or our resellers or OEM partners themselves, which may negatively affect our ability to recognize future revenue based on sales. As a result, we may experience shortfalls in our future revenues.

The loss of our key employees would adversely affect our ability to manage our business, therefore causing our operating results to suffer and the value of your investment to decline.

Our success depends on the skills, experience and performance of our senior management and other key personnel. The loss of the services of any of our senior management or other key personnel, including Gideon Mantel, our Chief Executive Officer and Amir Lev, our President and Chief Technical Officer, could materially and adversely affect our business. The loss of our software developers may also adversely affect our anti-spam solutions, therefore causing our operating results to suffer and the value of your investment to decline. We do not have employment agreements inclusive of set periods of employment with any of these key personnel. We cannot prevent them from leaving at any time. We do not maintain key-person life insurance policies on any of our employees.

Our low head-count of 49 employees (as of November 30, 2004) continues to strain our operational resources, and the lack of sufficient personnel may compromise our ability to enhance revenues.

Our business and operating results could suffer if we do not successfully address the risks inherent in doing business overseas.

As of November 30, 2004, we had sales offices in Israel and the United States. We also are marketing our anti-spam solutions in international markets by utilizing appropriate distributorship channels. However, we may not be able to compete effectively in international markets due to various risks inherent in conducting business internationally, such as:

     o        Differing technology standards;

     o Inability of distribution channels to successfully market our anti-spam solutions;

     o        Export   restrictions,   including  export  controls  relating  to
              encryption technologies;

     o        Difficulties   in  collecting   accounts   receivable  and  longer
              collection periods;

     o        Unexpected changes in regulatory requirements;

     o        Political and economic instability;

     o        Potentially adverse tax consequences;

     o The adoption of new legal penalties which may discourage the distribution of unsolicited email messages; and

     o        Potentially reduced protection for intellectual property rights.

Any  of  these  factors  could  adversely   affect  the  Company's   prospective
international sales and, consequently, business and operating results.

Terrorist attacks such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other attacks or acts of war may adversely affect the markets on which our Ordinary Shares trade, our financial condition and our results of operations.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks caused major instability in the U.S. and other financial markets. There could be further acts of terrorism in the United States or elsewhere that could have a similar impact. The U.S. government has been actively pursuing and taking military and other action against those behind the September 11, 2001 attacks, and may initiate broader action against national and global terrorism. The U.S. recently led a coalition of forces in attacks on Afghanistan and Iraq. The worldwide ramifications of such attacks are unknown at this time. Armed hostilities or further acts of terrorism would cause further instability in financial markets and could directly impact our financial condition and our results of operations.


Technology Risks

We may not have the resources or skills required to adapt to the changing technological requirements and shifting preferences of our customers and their users.

The spam and anti-spam industry is characterized by difficult technological challenges, sophisticated "spammers" and constantly evolving spam practices and targets that could render our anti-spam solutions and proprietary technology ineffective. Our success depends, in part, on our ability to continually enhance our existing anti-spam solutions and to develop new solutions, functions and technology that address the potential needs of prospective customers, OEM partners and their users. The development of proprietary technology and necessary enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We may not be able to keep pace with the latest technological developments. We may not be able to use new technologies effectively or adapt to customer, OEM or end user requirements or emerging industry standards. Also, we must be able to act more quickly than our competition, and may not be able to do so.

Our software may be adversely affected by defects, which could cause our customers, OEM partners or end users to stop using our solutions.

Our anti-spam solutions are based in part upon new and complex software. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct extensive testing, we may not discover software defects that affect our new or current solutions or enhancements until after they are delivered. Although we have not experienced any material software defects to date in our anti-spam solution offerings, it is possible that, despite testing by us, defects may exist in the software we license. These defects could cause interruptions in our anti-spam solutions for customers that could damage our reputation, create legal risks, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could cause our business to suffer.

Investment Risks

We may need additional capital.

We have invested heavily in technology development. We expect to continue to spend financial and other resources on developing and introducing new offerings and maintaining our corporate organizations and strategic relationships. We also expect to invest resources in research and development projects to develop enhanced anti-spam solutions for enterprises and, possibly, other target markets.

The Company remains very thinly capitalized. As such, we might become dependent upon raising additional funds to finance our business. Our cash balance at December 31, 2003 and October 31, 2004 was approximately $4.1 million and approximately $4.6 million, respectively. Based on the cash balance at December 31, 2003, the payment to the Company in January 2004 of approximately $1 million as a result of the exercise of warrants by previous convertible note holders, the closing of two private placements in June and December 2004 totaling approximately $7 million to the Company, the Company's repayment of $3 million in convertible notes in December 2004, current projections of revenues, related expenses and the ability to further curtail certain discretionary expenses, the Company believes it has sufficient cash to continue operations through at least December 2005.

However, the Company may need to raise additional funds during the first quarter of 2005, and potentially thereafter, in order to satisfy Nasdaq's shareholders' equity maintenance requirements. See the risk factor immediately below.

If we are unable to raise additional funds, the Company could fail. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. If needed, our inability to obtain adequate capital would limit our ability to continue our operations. Any such additional funding may result in significant dilution to existing shareholders.

In the past we have received funds for the development of our business from the State of Israel through the Office of the Chief Scientist, or the OCS. Grants received from the OCS through 2002 that the Company potentially will be obligated to repay totaled approximately $800,000.


If we cannot satisfy Nasdaq's maintenance requirements, it may delist our Ordinary Shares from its Smallcap Market and we may not have an active public market for our Ordinary Shares. The absence of an active trading market would likely make our Ordinary Shares an illiquid investment.

Our Ordinary Shares are quoted on The Nasdaq SmallCap Market. To continue to be listed, among other requirements, we are required to maintain shareholders' equity of at least $2,500,000, or market value of our outstanding shares (excluding shares held by Company insiders and principal shareholders) of at least $35,000,000, or we must have realized at least $500,000 in net income from continuing operations in our last fiscal year or in two of our last three fiscal years. Since our share price as quoted on The Nasdaq SmallCap Market was at a price that resulted in our market value being below $35,000,000 and our shareholders' equity was below $2.5 million, we received a Nasdaq Staff
Determination letter on May 10, 2004 indicating that Commtouch had failed to comply with the shareholders' equity, net income and market value of publicly held shares requirements for continued listing, as set forth in Nasdaq's Marketplace Rule 4320(e)(2)(B), and that Commtouch's securities were therefore subject to delisting from The Nasdaq SmallCap Market. The subject rule requires compliance with at least one of the above requirements in order to maintain listing with The Nasdaq SmallCap Market.

Commtouch appealed the Nasdaq Staff Determination and a hearing was held on June 17, 2004 before a Nasdaq Listing Qualifications Panel ("Panel") to review the Staff Determination. The Panel, in its decision of June 28, 2004, determined that the Company's Ordinary Shares would continue to be listed on The Nasdaq SmallCap Market pursuant to an exception from the requirement that the Company maintain at least $2.5 million in shareholders' equity. The Panel imposed several conditions to the continued availability of that exception.

While the Company was successful in meeting the Panel's initial conditions, it failed to satisfy the requirement to submit to Nasdaq by October 31, 2004 evidence of compliance, for the quarter ending September 30, 2004, with the $2.5 million shareholders' equity requirement, as set forth in Marketplace Rule 4310(c)(2)(B) (the "September 30th Requirement").

On October 27, 2004, the Panel granted the Company's request for an extension of the September 30th Requirement, subject to the following amended conditions:

    1. By no later than November 1, 2004, the Company was to have signed a definitive agreement for the investment transactions that closed in December 2004, and to have issued a press release announcing the proposed transaction. The Company complied with these conditions.

    2. On or before November 15, 2004, the Company was to have filed with the SEC and Nasdaq a proxy statement evidencing the Company's intent to seek shareholder approval of the investment transactions that closed in December 2004. The Company complied with this condition on November 12, 2004.

    3. On or before December 15, 2004, the Company was to have made a public filing with the SEC and Nasdaq that included an unaudited balance sheet, no older than 60 days and containing all appropriate pro forma adjustments (including for any consummation of the investment transactions), evidencing the Company's compliance with the $2.5 million shareholders' equity requirement. The Company complied with this condition on December 15, 2004.

    4. On or before January 31 and April 30, 2005, the Company must submit to Nasdaq an unaudited balance sheet evidencing the Company's continued compliance with the $2.5 million shareholders' equity requirement as of December 31, 2004 and March 31, 2005, respectively.

    5. On or before June 30, 2005, the Company must file with the SEC and Nasdaq the Company's annual report on Form 20-F evidencing the
         Company's compliance with the $2.5 million shareholders' equity requirement, on an audited basis, as of December 31, 2004.

In addition, the Company must continue to maintain compliance with all other requirements for continued listing on The Nasdaq SmallCap Market. Failure to satisfy any of the foregoing conditions or noncompliance with these other requirements will result in the Company's delisting. The Company will remain subject to this listing exception until such time as the Company has demonstrated to the Panel an ability to sustain compliance with the minimum shareholders' requirement over the long term.

There can be no assurance that the Company will continue to have the ability to meet the Nasdaq's conditions to the exception and, accordingly, there can be no assurance that we will continue to comply with the Nasdaq listing requirements for listing on the Nasdaq SmallCap Market. If our shares are delisted by the Nasdaq, trading in our shares may be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "OTC Bulletin Board Service." As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Also, Nasdaq may delist our Ordinary Shares if it deems it necessary to protect investors and the public interest.

If our shares are delisted, they may become subject to the SEC's "penny stock" rules and be more difficult to sell. SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our shares become "penny stock" that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock.


Our directors, executive officers and principal shareholders will be able to exert significant influence over matters requiring shareholder approval and could delay or prevent a change of control.

Our directors and affiliates of our directors, our executive officers and our shareholders who currently individually beneficially own over five percent of our Ordinary Shares, beneficially own, in the aggregate, approximately 51.72% of our outstanding Ordinary Shares and convertible Series A Preferred Shares (aggregated for purposes of determining voting power) as of December 31, 2004 plus warrants and options exercisable within 60 days thereof. If they vote together (especially if they were to convert all beneficial holdings into shares entitled to voting rights in the Company), these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Commtouch. This concentration of ownership may also have the effect of delaying or preventing a change in control. In addition, conflicts of interest may arise as a consequence of the significant shareholders control relationship with us, including:

     o Conflicts between significant shareholders, and our other shareholders whose interests may differ with respect to, among other things, our strategic direction or significant corporate transactions;

     o Conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by these shareholders, on the other hand; or

     o Conflicts related to existing or new contractual relationships between us, on the one hand, and these shareholders, on the other hand.

Substantial sales of our Ordinary Shares could adversely affect our share price; Potential dilution.

The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing its market price. A large number of our Ordinary Shares which were previously subject to resale restrictions, are currently eligible for resale under various registration statements declared effective by the SEC. In addition, a significant number of shares will be eligible for resale in the future, if the shareholders in the two transactions of October 31, 2004 decide to convert their Series A Preferred Shares into Ordinary Shares, as well as those shares that will be eligible for resale due to the exercise of warrants issued during 2004 and prior periods. Until September 14, 2005, Series A Preferred Shares are convertible into
Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. These shares will dilute existing shareholders.


Risk of failure to honor registration rights for the 2002, 2003 and 2004 private placements.

According to the agreements with the selling securityholders under registration statements on Forms F-3 filed with the SEC on May 15, 2002, October 20, 2003, January 6, 2004 and July 1, 2004, as well as the agreements under the two transactions signed on October 31, 2004 pertaining to the registration of Ordinary Shares to be issued thereunder, should the Company fail to a) timely file those registration statements, b) receive from the SEC in a timely manner (as defined in the agreements with selling securityholders) a declaration of effectiveness of those registration statements, or c) maintain the effectiveness of those registration statements for the periods stated in the respective agreements, the Company risks having imposed on it liquidated damages as defined in those agreements. For example, one of the October 31, 2004 agreements provides for liquidated damages of up to one million additional unregistered Series A Preferred Shares. For details about the penalties for the 2002 private placement, refer to Exhibit 2.8 of the Report on Form 20-F filed on April 26, 2002. For details about the penalties for the July 2003 private placements, refer to the Report on Form 6-K for the month of July, filed on July 28, 2003, and for the month of August filed on August 15, 2003. For details about the penalties for the November 2003 private placement, refer to Form 6-K for the month of November, filed December 2, 2003. For details about the penalties for the May 2004 private placement, refer to Form 6-K for the month of May, filed May 19, 2004. For details about the penalties for the two October 31, 2004 transactions, refer to Form 6K for the month of November, filed November 5, 2004.


Reduced proceeds from sale or liquidation of the Company.

Upon a sale of the Company by way of an Organic Change, as defined in the Company's Amended and Restated Articles of Association (see Form 6-K for the month of November, filed November 12, 2004) or Company liquidation, the holders of Series A Preferred Shares, in exchange for each Preferred Share, are entitled to receive from the sale consideration or remaining liquidation assets, as the case may be, at least $1.00 in the form of securities or other assets. This could result in a reduction in the amount of sales or liquidation proceeds otherwise available for holders of our Ordinary Shares.


Intellectual Property Risks


If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

We regard our patented and patent pending technology, copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees and customers to protect our proprietary rights. We recently purchased a patent, and have one pending formal patent application, as well as one outstanding provisional patent application covering certain aspects of our anti-spam technology. We may seek to patent certain additional software or other technology in the future. Any such patent applications might not result in patents issued within the scope of the claims we seek, or at all.

Third parties may infringe or misappropriate our patent or our patent pending technology, trade secrets, copyrights, trademarks and similar proprietary rights. We may not have the proper resources in order to adequately protect our intellectual property.

We cannot be certain that our software does not infringe issued patents that may relate to our anti-spam solutions. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications previously may have been filed which relate to our anti-spam solutions. Therefore, other parties may assert infringement claims against us. We may also be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by ourselves and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We may not have the proper resources in order to adequately defend against such claims.

Also, despite our precautions, unauthorized third parties may copy certain portions of our technology or reverse engineer or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technology.


If we are unable to obtain third-party content licenses, on commercially reasonable terms, our business, financial condition and operating results may suffer.

We also continue to hold a perpetual mail server license which was previously utilized in our hosted email service offering, and may license other technology as the need arises. We cannot be certain that, apart from the mail server license, other third-party content licenses will be available to us on commercially reasonable terms or that we will be able to successfully integrate the technology into our products. These third-party licenses may expose us to increased risks, including risks associated with the assimilation of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenues from new technology sufficient to offset associated acquisition and maintenance costs. The inability to obtain any of these licenses could result in delays in product development until equivalent technology can be identified, licensed and integrated. Any such delays could cause our business, financial condition and operating results to suffer.


Governmental regulation and legal uncertainties could impair the growth of the Internet, decrease the distribution of unsolicited bulk (spam) email and decrease demand for our anti-spam solutions or increase our cost of doing business.

While laws aimed at curtailing the spread of spam have been adopted by the U.S. federal government and some states (see above Risk Factors - Business Risks), enforcement has not been widespread and generally there has been a continuing trend of increasing spam traffic. The growth and development of the spam market may prompt calls for more stringent Internet user protection laws that may limit the ability of companies promoting or delivering spam online. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. The adoption of additional laws or regulations, or the application of existing laws or regulations to the Internet, may impair the growth of the Internet or commercial online services. All or some of the above laws could decrease the demand for our anti-spam solutions and increase our cost of doing business, or otherwise harm our business and operating results.


Risks Relating to Operations in Israel

We have important facilities and resources located in Israel, which has historically experienced severe economic instability and military and political unrest.

We are incorporated under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although the substantial majority of our past sales were made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and most of the Arab countries in the region. Peace talks between Israel and the Palestinian Authority began in the early 1990s, but they broke down in mid-2000. Attacks on Israel by Palestinian terrorists, and military responses by Israel, have accelerated considerably since late 2000. We cannot predict whether or when a peace process will resume, whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on us. Any future armed conflicts or political instability in the region could negatively affect our business or harm our results of operations.

In addition, Israel and some companies doing business with Israel have been the subject of an economic boycott by Arab countries since Israel's establishment. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or expansion of our business.

Our results of operations may be negatively affected by the obligation of key personnel to perform military service.

Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. Although Commtouch has operated effectively under these requirements since its inception, we cannot predict the effect of these obligations on Commtouch in the future. Our operations could be disrupted by the absence for a significant period of one or more of our officers or key employees due to military service. Any disruption in our operations would harm our business.

Because a substantial portion of our revenues historically have been generated in U.S. dollars and a portion of our expenses have been incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

We have generated a substantial portion of our revenues in U.S. dollars and incurred a portion of our expenses, principally salaries and related personnel expenses in Israel, in New Israeli Shekels, or NIS. As a result, we have been exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. In 2002 and for a number of years prior to 1999, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. This trend has been reversed since the beginning of 2003. We cannot predict the trend for future years. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and benefits which we currently receive require us to meet several conditions and may be terminated or reduced in the future.

Prior to 1998, we received grants from the Government of Israel, through the Office of the Chief Scientist, or OCS, for the financing of a significant portion of our research and development expenditures in Israel. In 1999 and 2000, we did not receive any grants from the OCS. In 2001 we received $0.6 million and in 2002 we received $0.2 million. While we submitted an application for an additional grant in 2003, we decided not to draw any funds thereunder during 2003. We did not submit an application for funding during 2004. However, we may apply for additional grants in the future. The OCS budget has been subject to reductions which may affect the availability of funds for possible future grants. Therefore, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grants.

In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with grants from the OCS. We account for these royalties by recording an accrual in our financial statements. Because we determined that no revenue is expected from some of these projects, as of December 31, 2001 we decided to write down the related $0.4 million accrual we recorded in past years. The OCS subsequently confirmed the status of these projects as being non-royalty-bearing. The OCS would be entitled to revisit the status of these projects in the future if the Company were to commence utilizing technology developed under these projects.

The terms of the OCS grants and the law pursuant to which the grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that the approvals of the OCS will be obtained on terms that are acceptable to us, or at all. In connection with our grant applications, we have made representations and covenants to the OCS. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with linkage adjustment to the Israeli consumer price index and interest, and would likely be ineligible to receive OCS grants in the future.

Grants received from the OCS through 2002 that the Company potentially will be obligated to repay totaled approximately $800,000.

The tax benefits we are currently entitled to from the Government of Israel may be reduced or terminated in the future.

Pursuant to the Law for the Encouragement of Capital Investments, the Government of Israel through the Investment Center previously granted "approved enterprise" status to a portion of our capital investment programs. The portion of our income derived from our approved enterprise program will be exempt from tax for a limited period of two years commencing in the first year in which we have taxable income, and will be subject to a reduced tax for an additional period of five to eight years dependent on the percentage of holdings of our shares by foreign shareholders. The benefits available to an approved enterprise are conditioned upon the fulfillment of specified conditions, including a required amount of investments in fixed assets and a portion of these investments being made with net proceeds of equity capital raised by us as stipulated in applicable law and in the specific certificates of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes (together with linkage adjustment to the Israeli consumer price index and interest) for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. In addition, the law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is March 31, 2005 (which may be extended by ministerial decision until June 30, 2005), and no new benefits will be granted after that date unless the expiration date is extended. We cannot assure you that new benefits will be available after March 31, 2005 or that benefits will be continued in the future at their current levels or at all. Various proposals have been put forth for new legislation to replace the Law for the Encouragement of Capital Investments. We are not able to predict whether or when this new legislation will be enacted, nor can we predict the nature and scope of benefits that may be available under any new law.

Israeli courts might not enforce judgments rendered outside of Israel and it might therefore be difficult for an investor to recover any judgment against any of our officers or directors resident in Israel.

We are organized under the laws of Israel, and we maintain significant operations in Israel. Certain of our officers and directors named in this report reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to several limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Commtouch Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising from this prospectus. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult for an investor to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it may be payable in Israeli currency.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Commtouch, which could prevent a change of control and therefore depress the price of our shares.

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares. You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.



                         CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the capitalization and indebtedness of Commtouch as of October 31, 2004, actual and as adjusted for the financing related transactions, which closed on December 9, 2004 pursuant to agreements dated as of October 31, 2004:

                                                                   (UNAUDITED)   (UNAUDITED)
                                                                     Actual       As adjusted
                                                                 (IN THOUSANDS) (IN THOUSANDS)
                                                                  ------------   ------------
Long-term liabilities                                              $   3,432      $     679
                                                                   ---------      ---------
Shareholders' equity:
     Ordinary Shares 150,000,000 shares authorized,
      with 42,533,464 issued and outstanding,                            517            517

     Series A Preferred Shares 8,280,000 shares authorized,
      with 7,280,000 issued and outstanding                             --            3,365

Additional paid-in capital                                           163,533        165,760
Preferred stock discount                                                --           (1,893)
Accumulated other comprehensive income                                    (7)            (7)
Notes receivable from shareholders                                       (57)           (57)
Accumulated deficit                                                 (163,593)      (164,936)
                                                                   ---------      ---------
Total shareholders' equity                                         $     393      $   2,749
                                                                   ---------      ---------
Total capitalization and indebtedness                              $   3,825      $   3,428
                                                                   ---------      ---------

The as adjusted numbers reflect the issuance of 7,280,000 Series A Preferred Shares under the two financing related transactions of October 31, 2004, which resulted in new funding of $3.19 million to the Company and the Company's early repayment of $3 million plus accumulated interest under the convertible notes issued pursuant to the November 2003 Securities Purchase Agreement.

                              THE OFFER AND LISTING

The Offering

Ordinary Shares offered by selling securityholders..........  23,605,490 shares, NIS 0.05 par value per share

Price.......................................................  As determined by each selling securityholder

Ordinary Shares outstanding after the offering..............  66,393,392  shares  (taking into  account  42,787,902
                                                              Ordinary  Shares  outstanding  prior to the  offering
                                                              on December 31, 2004)

Use of proceeds.............................................  Commtouch  will not receive any of the proceeds  from
                                                              the   sale   of   the    shares   by   the    selling
                                                              securityholders in this offering.

Nasdaq SmallCap Market Symbol ..............................  CTCHC

Shares will be offered on a registered basis and not as bearer shares.

Market Information

The Company's Ordinary Shares were traded publicly on The Nasdaq Stock Market under the symbol "CTCH" from July 13, 1999 (up to June 7, 2002 on the National Market, and subsequently on the SmallCap Market) through June 29, 2004, and thereafter under the symbol "CTCHC".

The following table lists the high and low closing sales prices for the Company's Ordinary Shares, for the periods indicated, as reported by The Nasdaq Stock Market:

                                                          High          Low
                                                       ---------     ----------
1999 (beginning July 13, 1999): ..................     $   49.12     $ 11.0625

2000: ............................................     $   66.50     $  7.44

2001: ............................................     $    3.81     $  0.20


2002: ............................................     $    0.42     $  0.06

2003: ............................................     $    1.47     $  0.10

2002:
First Quarter ....................................     $    0.42     $  0.23
Second Quarter ...................................     $    0.25     $  0.11
Third Quarter ....................................     $    0.15     $  0.08
Fourth Quarter ...................................     $    0.22     $  0.06

2003:
First Quarter ....................................     $    0.16     $  0.10
Second Quarter ...................................     $    0.69     $  0.16
Third Quarter ....................................     $    0.96     $  0.55
Fourth Quarter ...................................     $    1.47     $  0.79


2004:
First Quarter ....................................     $    1.24     $  0.83
Second Quarter ...................................     $    1.09     $  0.55
Third Quarter ....................................     $    0.58     $  0.27
Fourth Quarter ...................................     $    0.55     $  0.31


Most Recent Six Months:
July 2004 ........................................          0.58        0.37
August 2004 ......................................          0.40        0.27
September 2004 ...................................          0.36        0.30
October 2004 .....................................          0.53        0.31
November 2004 ....................................          0.50        0.40
December 2004 ....................................          0.55        0.38

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling securityholders in this offering. However, we will receive the exercise price if the selling securityholders exercise their warrants or additional investment rights. We cannot be certain as to when and if all of these warrants or additional investment rights will be exercised and as to the amount of the proceeds we will actually receive from exercises. All proceeds from the sale of the shares will be for the account of the selling securityholders, as described below. See "Selling Securityholders" and "Plan of Distribution."


                             SELLING SECURITYHOLDERS

The Ordinary Shares being offered by the selling securityholders (i) are issuable upon conversion of Series A Preferred Shares and exercise of warrants issued under the Redemption, Amendment and Exchange Agreement of October 31, 2004 ("RAE") (ii) were issued under the Securities Purchase Agreement dated May 18, 2004, (iii) are issuable upon exercise of additional investment rights and warrants, which were also issued pursuant to the Securities Purchase Agreement of May 18, 2004, and (iv) are issuable upon exercise of warrants issued under the Securities Purchase Agreement of November 26, 2003. For additional information regarding the issuance of those shares, additional investment rights, convertible Series A Preferred Shares and warrants, see "Private Placements of Ordinary Shares and Ordinary Shares Underlying Series A Preferred Shares, Additional Investment Rights and Warrants" above. We are registering the Ordinary Shares in order to permit the selling securityholders to offer the shares for resale from time to time. Except for their participation in the various agreements described above and Israel Seed IV, L.P.'s participation in the Company's private placement of late July 2003, the selling securityholders have not had any material relationship with us within the past three years.

The table below presents information provided by the selling securityholders with respect to beneficial ownership of our Ordinary Shares as of December 31, 2004, as adjusted to reflect the sale of the shares offered under this prospectus by the selling securityholders, and assumes that all shares being offered under this prospectus are ultimately sold in the offering. The second column lists the number of Ordinary Shares beneficially owned by each selling securityholder, based on its ownership of the Ordinary Shares, Series A Preferred Shares, additional investment rights and warrants, as of December 31, 2004, assuming conversion of all Series A Preferred Shares and exercise of the additional investment rights and warrants held by the selling securityholders on that date, without regard to any limitations on conversions or exercise.

The fourth column lists the Ordinary Shares being offered under this prospectus by the selling securityholders.


In accordance with the terms of registration rights agreements with the selling securityholders, this prospectus generally covers the resale of the sum of (i) 130% of the number of Ordinary Shares issuable upon exercise of warrants and conversion of Series A Preferred Shares issued to the selling securityholders under the RAE (ii) the number of Ordinary Shares issued to the selling securityholders in the private placement of May 18, 2004, (iii) 130% of the number of Ordinary Shares issuable upon exercise of the warrants under such transaction, (iv) the number of Ordinary Shares issuable upon exercise of additional investment rights under such transaction and (iv) 130% of the number of Ordinary Shares issuable upon exercise of the warrants issued under the November 26, 2003 transaction, determined as if the outstanding additional investment rights, warrants and convertible Series A Preferred Shares were exercised in full, in each case, as of the trading day immediately preceding the date the registration statement relating to this prospectus was initially filed with the SEC. Because the exercise price and number of the additional investment rights and warrants may be adjusted pursuant to the terms of those documents, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The sixth column assumes the sale of all of the shares offered by the selling securityholders pursuant to this prospectus.

Under the terms of the additional investment rights and warrants, a selling securityholder may not exercise the additional investment rights or warrants, to the extent such exercise or conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of Ordinary Shares which would exceed 4.99% of our then outstanding Ordinary Shares following such exercise, excluding for purposes of such determination Ordinary Shares issuable upon exercise of the additional investment rights and warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

In the table below, the applicable percentage of ownership for each selling securityholder is based on 42,787,902 Ordinary Shares and 7,280,000 Series A Preferred Shares outstanding as of December 31, 2004 and 66,393,392 Ordinary Shares and 6,380,000 Series A Preferred Shares outstanding immediately following the completion of this offering, together with any remaining warrants and Series A Preferred Shares held by that selling securityholder that are exercisable and convertible within 60 days of December 31, 2004.


                                                                             Shares
                                        Shares Beneficially                  to be                Shares Beneficially
                                      Owned Prior to Offering               Offered              Owned After Offering
                                    --------------------------            ------------          ------------------------
                                                        Percent of                  Percent of                  Percent of
                                                       Outstanding                 Outstanding                 Outstanding
Name of Beneficial Owner               Number            Shares          Number       Shares      Number          Shares
------------------------              --------           -------        --------     --------    --------        --------
Israel Seed IV, L.P.(1)              9,629,023            19.75        7,863,975      16.16      2,679,785         5.39
c/o Maples and Calder, P.O. Box
309 G.T., Ugland House, South
Church Street
Grand Cayman, Cayman Island

Smithfield Fiduciary LLC(2)          3,163,417             6.88        3,846,784       8.25        200,000         0.43
c/o Highbridge Capital
Management, LLC
9 West 57th Street, 27th Floor
New York, New York  10019

Omicron Master Trust (3)             3,570,901             7.85        4,111,649       8.93        100,000         0.22
c/o Omicron Capital
810 Seventh Avenue
39th Floor
New York, New York 10019

Cranshire Capital L.P. (4)           3,076,542             6.77        3,741,432       8.12        100,000         0.22
c/o Downsview Capital, Inc.
The General Partner
666 Dundee Road, Suite 1901
Northbrook, IL  60062

Vertical Ventures, LLC (5)           2,592,468             5.78        3,168,749       6.98              0            0
900 Third Avenue, 26th Floor
New York, New York  10022

Iroquois Capital LP (6)              1,108,433             2.54          872,900       2.01        300,000         0.69
641 Lexington Avenue, 26th Floor
New York, New York  10022

TOTALS                              23,140,784            38.45       23,605,490      37.87      3,379,785         5.28

----------------------

         (1) Israel Seed IV, L.P. ("ISLP IV") is organized as a "blind pool" partnership in which the limited partners have no discretion over investment or sale decisions, are not able to withdraw from ISLP IV except under exceptional circumstances, and generally participate ratably in each investment made by ISLP
IV. The sole General Partner of ISLP IV is Israel Venture Partners 2000 Ltd. ("IVP"), which has sole investment control with respect to ISLP IV. The sole principals of the investment advisors to IVP are Jonathan Medved, Neil Cohen and Michael Eisenberg and, as such, they may be deemed to share voting control over the shares of the Company held by the ISLP IV. No other persons have investment control over IVP or ISLP IV. IVP and Jonathan Medved, Neil Cohen and Michael Eisenberg disclaim beneficial ownership of any shares held by ISLP IV except to the extent of their respective pecuniary interests. Shares shown as beneficially owned by Israel ISLP IV prior to the offering also include shares acquired as a result of its investment in the Company in a private placement of July 2003.

         (2) Highbridge Capital Management, LLC ("Highbridge"), is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the Ordinary Shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

         (3) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"). Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our Ordinary Shares owned by Omicron, and Winchester may be deemed to share voting and dispositive power over our Ordinary Shares owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over our Ordinary Shares owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to our Ordinary Shares being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling securityholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron or Winchester.

         (4) Mitchell P. Kopin is the president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., and has sole voting control and investment discretion over securities held by Cranshire Capital, L.P.

         (5) Joshua Silverman, a partner of Vertical Ventures, LLC has voting control and investment discretion over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.

         (6) Shares shown as beneficially owned by Iroquois Capital, L.P. prior to the offering also include Ordinary Shares underlying convertible Series A Preferred Shares purchased in a separate private placement of October 31, 2004. Joshua Silverman has voting control and investment discretion over securities held by Iroquois Capital, LP. Mr. Silverman disclaims beneficial ownership of the shares held over by Iroquois Capital, LP.

                         SHARES ELIGIBLE FOR FUTURE SALE


Freely Tradable Shares--Registered Shares

Future sales of substantial amounts of our Ordinary Shares in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our Ordinary Shares or our future ability to raise capital through an offering of equity securities.

As of December 31, 2004, we had 42,787,902 Ordinary Shares and 7,280,000 convertible Series A Preferred Shares outstanding, plus 15,162,840 outstanding warrants exercisable into an identical amount of Ordinary Shares, additional investment rights to purchase 5,413,931Ordinary Shares and related rights to an additional 2,706,964 warrants exercisable into an identical amount of Ordinary Shares. The primary transactions pursuant to which the above described securities were issued by the Company are summarized as follows: 3,450,000 Ordinary Shares sold in our initial public offering in July 1999; 1,344,086 Ordinary Shares issued to InfoSpace and Vulcan Ventures concurrent with our initial public offering and registered in 2000 in a secondary offering along with 707,965 Ordinary Shares we issued to Microsoft Corporation; 315,789 shares we issued to Rideau Ltd., a private investor, on June 30, 2001; 1,406,612 shares registered in August 2001 in a secondary offering for shareholders of Wingra, a former subsidiary of the Company; 7,095,886 shares and shares underlying warrants registered in May 2002 for certain shareholders under a private placement, as identified in the Form F-3 filed with the SEC on May 15, 2002; 8,793,564 shares and shares underlying warrants registered on November 3, 2003 for certain shareholders under the two July 2003 private placements, as identified in the Form F-3 filed with the SEC on October 20, 2003; 11,345,358 shares and shares underlying warrants registered in January 2004 under the first Form F-3 filed with the SEC on January 6, 2004 relating to certain shareholders who participated in the convertible loan transaction of January 29, 2003, as amended on March 28, 2003, May 15, 2003 and November 18, 2003; 780,000 shares underlying warrants registered on January 20, 2004 under the second Form F-3 filed with the SEC on January 6, 2004 relating to certain shareholders under the convertible loan transaction of November 26, 2003, as amended on May 18, 2004 and October 31, 2004; 15,869,806 shares and shares underlying warrants and additional investment rights registered on July 15, 2004 for certain shareholders under the private placement of May 18, 2004, as identified in the Form F-3 filed with the SEC on July 1, 2004; and 6,380,000 Series A Preferred Shares issued to certain shareholders pursuant to the Securities Purchase Agreement of October 31, 2004.

Apart from the Ordinary Shares underlying Series A Preferred Shares relating to the Securities Purchase Agreement of October 31, 2004, which are to be registered on a Form F-3 to be filed by early February 2005, the above described shareholdings are all freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

In addition, the 6,955,684 Ordinary Shares included for registration under the Form F-3 filed in January 2005 will also be freely tradable without restriction under this prospectus, unless otherwise indicated in the related prospectus supplement.

We have 3,684,211 shares remaining under a shelf Registration Statement on file with and previously declared effective by the SEC. All of the shares thereunder would be freely tradable as and when issued if the Registration Statement were to continue to meet SEC requirements relating to its effectiveness. The Company has no present intention of utilizing this shelf Registration Statement.


Freely Tradable Shares--Shares Under Employee Benefit Plans

On January 20, 2000, we filed a Form S-8 Registration Statement under the Securities Act to register 5,000,000 Ordinary Shares under the Company's employee stock option plans, 250,000 under the Company's non-employee director stock option plan and 150,000 Ordinary Shares under the Company's Employee Stock Purchase Plan. On July 20, 2001, the Company filed a Form S-8 Registration Statement to register: an additional 250,000 Ordinary Shares under the Company's non-employee director stock option plan; an additional 79,156 shares issuable under our Employee Stock Purchase Plan; and 162,257 shares underlying options issuable to employees of Wingra pursuant to the terms of the Wingra merger agreement and the Wingra Technologies, LLC 1998 Unit Option Plan. On July 27, 2004, the Company filed a Form S-8 Registration Statement to register an additional 6,460,000 Ordinary Shares under the Company's employee stock option plans and an additional 1,790,000 Ordinary Shares under the Company's non-employee director stock option plan.

The obligations of the Company to employees under the Wingra plan ended with the Company's sale of Wingra in early 2002. The Employee Stock Purchase Plan was terminated in late 2001, with the remaining unsold 56,323 Ordinary Shares deregistered by way of a post-effective amendment to Form S-8 filed on June 25, 2004.

The Company issues employee and director stock options from time to time. Such options are subject to vesting periods after which the shares may be resold by the holders, subject to Rule 144 limitations if the holder is an affiliate. Of 17,841,144 options issued in the past, as of December 15, 2004 there are 9,796,550 options outstanding, with 5,608,478 option shares being vested and unexercised and 2,184,983 options having been exercised. Of these options, 601,390 options priced at $0.0125 remain outstanding and exercisable, with 568,108 being fully vested.

Warrants, Additional Investment Rights and Conversion Rights of Series A Preferred Shares

Please see the section above entitled "Freely Tradable Shares--Registered Shares", as well as our annual report on Form 20-F for 2003 filed with the SEC on June 18, 2004 for detail relating to outstanding warrants, additional investment rights and conversion rights granted in the past by the Company.

As of the date of this prospectus, only conversion rights pertaining to Series A Preferred Shares remain outstanding. Until September 14, 2005, Series A Preferred Shares are convertible into Ordinary Shares on a one for one basis; from September 15, 2005, each outstanding Series A Preferred Share may be converted into two Ordinary Shares. A full description of the rights, powers and authorities of Series A Preferred Shares can be found in the Amended and Restated Articles of Association attached to the Company's Proxy Statement filed with the SEC on Form 6-K on November 12, 2004.


                              PLAN OF DISTRIBUTION

         We are registering the Ordinary Shares issued and issuable upon exercise of the additional investment rights and warrants and conversion of the Series A Preferred Shares, in order to permit the resale of these Ordinary Shares by the holders of the Ordinary Shares, additional investment rights, convertible Series A Preferred Shares and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the Ordinary Shares. We will bear all fees and expenses incident to our obligation to register the Ordinary Shares.

         The selling securityholders may sell all or a portion of the Ordinary Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Ordinary Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The Ordinary Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

     o        in the over-the-counter market;

     o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o through the writing of options, whether such options are listed on an options exchange or otherwise;

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o        privately negotiated transactions;

     o        short sales;

     o broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

     o        a combination of any such methods of sale; and

     o        any other method permitted pursuant to applicable law.

         The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         If the selling securityholders effect such transactions by selling Ordinary Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the Ordinary Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Ordinary Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Ordinary Shares in the course of hedging in positions they assume. The selling securityholders may also sell Ordinary Shares short and deliver Ordinary Shares covered by this prospectus to close out short positions. The selling securityholders may also loan or pledge Ordinary Shares to broker-dealers that in turn may sell such shares.

         The selling securityholders may pledge or grant a security interest in some or all of the additional investment rights, convertible Series A Preferred Shares, warrants or Ordinary Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the Ordinary Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling securityholders and any broker-dealer participating in the distribution of the Ordinary Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Ordinary Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Ordinary Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Under the securities laws of some states, the Ordinary Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Ordinary Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         There can be no assurance that any selling securityholder will sell any or all of the Ordinary Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

         The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Ordinary Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Ordinary Shares to engage in market-making activities with respect to the Ordinary Shares. All of the foregoing may affect the marketability of the Ordinary Shares and the ability of any person or entity to engage in market-making activities with respect to the Ordinary Shares.

         We will pay all expenses of the registration of the Ordinary Shares pursuant to the registration rights agreements, as detailed below, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

         Once sold under the shelf registration statement, of which this prospectus forms a part, the Ordinary Shares will be freely tradable in the hands of persons other than our affiliates.


Expenses Associated with Registration

We are paying substantially all of the expenses of registering the Ordinary Shares under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, and our legal and accounting fees. We estimate these expenses to be approximately $36,087, which include the following categories of expenses:

    SEC registration fee............................................   $   287*
    Blue Sky filing fees............................................     1,800
    Printing and engraving expenses.................................         0
    Legal fees and expenses ........................................    20,000
    Accounting fees and expenses....................................    12,000
    Transfer agent and registrar fees and expenses..................         0
    Miscellaneous expenses..........................................     2,000
                                                                        ------
    Total...........................................................   $36,087

    *     This fee is being offset  against the filing fee  previously  paid for
          Registration   No.   333-31836,   which   was   withdrawn   prior   to
          effectiveness.

                                  LEGAL MATTERS

The validity of the Ordinary Shares offered hereby is being passed upon for Commtouch by Naschitz, Brandes & Co., Tel-Aviv, Israel. The partners of Naschitz, Brandes & Co. and the firm itself, beneficially own in the aggregate 15,000 Ordinary Shares of the Company.


                                     EXPERTS

The Consolidated Financial statements of Commtouch Software Ltd. appearing in Commtouch Software Ltd.'s Annual Report (Form 20-F) for the year ended December 31, 2003, have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report to the Form 20-F incorporated herein by reference . Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form F-3 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

We are required to file annual and special reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to certain of the informational requirements of the Exchange Act. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act, with respect to their purchases and sales of Ordinary Shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information, within 60 days after the end of each calendar quarter.

                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003;

(b) The description of our Ordinary Shares contained in the Registration Statement under the Exchange Act on Form 8-A as filed with the Commission on June 25, 1999, and any subsequent amendment or report filed for the purpose of updating this description;

(c) The description of our Series A Preferred Shares contained in the Amended and Restated Articles of Association of the Company attached to Proxy Statement filed with the SEC on Form 6-K on November 12, 2004;

(d) The terms of the RAE and Securities Purchase Agreement of October 31, 2004 contained in the Form 6-K filed with the SEC on November 5, 2004;

(e) The terms of the private placement of May 18, 2004 contained in the Form 6-K filed with the SEC on May 19, 2004; and

(f) Our first, second and third quarter 2004 financial results included on Forms 6-K filed by the Company with the SEC on June 29, 2004, July 29, 2004 and November 12, 2004, respectively.

(g) The report on Form 6-K filed with the SEC on December 15, 2004 in relation to the Nasdaq Listing Qualifications Panel's requirements for continued listing of the Company's shares on The Nasdaq SmallCap Market.

In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Devyani Patel, Vice President, Finance, c/o Commtouch Inc., 1300 Crittenden Lane, Suite 103, Mountain View, California 94043. Our corporate website address is http://www.commtouch.com. The information on our website is not intended to be a part of this prospectus.


                       ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, and many of our directors and many of the executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. Commtouch Inc. is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

      * the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,
      *    the judgment is no longer appealable,
      * the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and
      *    the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

     o        the judgment was obtained by fraud,
     o        there was no due process,
     o the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,
     o the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or
     o at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

                              FINANCIAL STATEMENTS

                                                               Page
                                                               ----

Condensed Consolidated Balance Sheets.......................   F-2
Condensed Consolidated Statements of Operations.............   F-3
Consolidated Statements of Cash Flows.......................   F-4
Notes to Consolidated Financial Statements..................   F-5

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                               (USD in thousands)

                                                                                                 Sept. 30,    December 31,
                                                                                                   2004           2003
                                                                                                (Unaudited)     Audited*
                                                                                                 --------       --------
Assets
Current Assets:
   Cash and cash equivalents.................................................................    $  5,107        $ 4,125
   Trade receivables, net....................................................................          52             92
   Receivables on account of shares..........................................................          --            955
   Prepaid expenses and other accounts receivable............................................         232            171
                                                                                                 --------       --------
Total current assets.........................................................................       5,391          5,343
                                                                                                 --------       --------
Long-term lease deposits.....................................................................           5              5
Severance pay fund...........................................................................         412            391
Investment in affiliate .....................................................................         223            339
Deferred charges.............................................................................         266            353*
Property, equipment and other assets, net....................................................         382            452
                                                                                                 --------       --------
                                                                                                 $  6,679         $6,883
                                                                                                 --------       --------
Liabilities and Shareholders' Equity
Current Liabilities:
   Accounts payable..........................................................................         354            479
   Employees and payroll accruals............................................................         520            418
   Deferred revenues.........................................................................       1,127            222
   Accrued expenses and other liabilities....................................................         434            376
                                                                                                 --------       --------
Total current liabilities....................................................................       2,435          1,495
                                                                                                 --------       --------
  Convertible loan, net......................................................................       2,753          2,134
  Accrued severance pay......................................................................         457            425
  Other long term liabilities ...............................................................         192            372
                                                                                                 --------       --------
                                                                                                    3,402          2,931
                                                                                                 --------       --------
Shareholders' Equity
   Ordinary Shares, nominal value NIS 0.05 par value - Authorized : 75,000,000 and  40,000,000  shares  as  of  September 30, 2004 and  2003:  issued  and outstanding : 42,787,902 and 28,091,148,
    as of September 30, 2004 and 2003, respectively..........................................         517            456
   Additional paid-in capital................................................................     163,533        160,592
   Deferred stock compensation...............................................................          --            (30)
   Notes receivable from shareholders........................................................         (57)          (102)
   Accumulated other comprehensive income (loss).............................................          (7)            46
   Accumulated deficit.......................................................................    (163,144)      (158,505)
                                                                                                 --------       --------
   Total shareholders' equity................................................................         842          2,457
                                                                                                 --------       --------
                                                                                                 $  6,679         $6,883
                                                                                                 ========       ========

* - reclassified to conform to current period presentation

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                  (USD in thousands, except per share amounts)

                                                            Nine         Nine
                                                           Months       Months
                                                           Ended        Ended
                                                          Sept. 30,    Sept. 30,
                                                            2004         2003
                                                          -------      -------
  Revenues:...........................................    $   933      $   260

  Cost of revenues:...................................        475          447
                                                          -------      -------
Gross profit (loss)...................................        458         (187)
                                                          -------      -------
Operating expenses:
   Research and development...........................      1,055        1,095
   Sales and marketing................................      2,964        1,137
   General and administrative.........................      1,383        1,335
   Amortization of stock-based employee
      deferred compensation...........................         30          189
                                                          -------      -------
   Total operating expenses...........................      5,432        3,756
                                                          -------      -------
Operating loss........................................     (4,974)      (3,943)
   Interest and other income (expense), net...........        398         (283)
   Equity in earnings (losses) of affiliate...........        (63)         282
                                                          -------      -------
Net loss .............................................    $(4,639)     $(3,944)
                                                          =======      =======
Basic and diluted net loss per share..................    $ (0.12)     $ (0.17)
                                                          =======      =======
Weighted average number of shares used
   in computing basic and diluted net loss per share..     39,080       23,173
                                                          =======      =======

                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                               (USD in thousands)

                                                                                      Nine months  Nine months
                                                                                         ended         ended
                                                                                        Sept. 30,    Sept. 30,
                                                                                          2004         2003
                                                                                         -------      -------
Cash flows from operating activities:
   Net loss ........................................................................     $(4,639)     $(3,944)
         Adjustments to reconcile net loss to net cash used in Operating activities:
      Depreciation and amortization ................................................         340          460
      Amortization of stock-based employee deferred
         compensation and warrants issued for services received ....................          82          189
      Amortization of convertible loan discount related beneficial
         conversion feature and warrants fair value ................................        (763)         167

      Equity in earnings (losses) of affiliate .....................................          63         (282)
   Changes in assets and liabilities:
      Trade receivables, net .......................................................          40           64
      Prepaid expenses and other accounts receivable ...............................         (61)           2
      Accounts payable .............................................................        (125)          83
      Employee and payroll accruals, accrued expenses and other liabilities ........         160           26
      Deferred revenues ............................................................         905           48
      Accrued severance pay, net ...................................................          11            4

     Other .........................................................................        --             (7)
                                                                                         -------      -------
Net cash used in operating activities ..............................................      (3,987)      (3,190)
                                                                                         -------      -------
Cash flows from investing activities:
   Purchase of property. equipment and other assets ................................        (151)        --
                                                                                         -------      -------

Net cash used in investing activities ..............................................        (151)        --
                                                                                         -------      -------
Cash flows from financing activities:
   Repayment of note receivable by shareholder .....................................          45          198
   Proceeds from issuance of convertible loan ......................................       1,455        1,258
   Deferred charges related to convertible loan ....................................          87         --
   Proceeds from issuance of shares, net ...........................................       3,533        2,999
                                                                                         -------      -------
Net cash provided by financing activities ..........................................       5,120        4,455
                                                                                         -------      -------
Increase in cash and cash equivalents ..............................................         982        1,265
Cash and cash equivalents at the beginning of the period ...........................       4,125        1,388
                                                                                         -------      -------
Cash and cash equivalents at the end of the period .................................     $ 5,107      $ 2,653
                                                                                         =======      =======
Supplemental disclosure
Non-cash transaction
Investment in affiliate - foreign currency translation adjustment ..................     $    53      $  --
                                                                                         -------      -------

NOTE 1: GENERAL

a. Commtouch Software Ltd. ("Commtouch", "the Company") was incorporated under the laws of Israel in 1991. The Company and its subsidiary (Commtouch Inc.) develop and provide email anti-spam solutions to various customers through various third party distribution channels. The Company expects that it will continue to be dependent upon resellers and OEM partners for a significant portion of its revenues, which will be derived from sales of the Company's anti-spam solutions.

For the nine-months ended September 30, 2004, 33.57% of the revenues were derived from one customer. For the nine-months ended September 30, 2003, 82.16% of the revenues were derived from three customers (35.32% from customer A, 31.52% from customer B and 15.32% from customer C).

b. Basis of preparation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-months ended September 30, 2004, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Registrant Company's annual report on Form 20-F for the year ended December 31, 2003.


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a. Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b. Recently Issued Accounting Pronouncements:

In March 2004, the Financial Accounting Standards Board (FASB) approved the consensus reached on the Emerging Issues Task Force (EITF) issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The issue's objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until after further deliberations by the FASB. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of EITF 03-1.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Generally, the approach in Statement 123(R) is similar to the approach described in Statement
123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities in the first interim or annual reporting period beginning after June 15, 2005. The Company has not completed a valuation or determined the impact of adopting Statement 123(R).


NOTE 3: MAY 2004 PRIVATE PLACEMENT

On May 18, 2004, the Company entered into a definitive agreement for the private placement of 5,131,583 ordinary shares of the Company at a purchase price of $0.76 per share to existing institutional investors for gross proceeds to the Company of approximately $3.9 million.

The investors also received five year warrants to purchase up to an additional 2,565,793 ordinary shares, with an exercise price of $0.836 per share. In addition, the Company had granted the investors additional investment rights to purchase up to an additional 5,131,583 ordinary shares at $0.836 per share. Upon such additional purchases the investors would also receive additional warrants to purchase up to an additional 2,565,793 ordinary shares with an exercise price of $0.836 per share, for a period of one year following the effectiveness of the registration statement covering the resale of the ordinary shares underlying these rights.


The Company agreed to reduce the conversion and exercise prices of the convertible notes and warrants issued to the investors in the November 26, 2003 transaction between those investors and the Company. The conversion price of the notes previously set at $1.153 was reduced to $0.83 and the exercise price of the initial warrants was similarly reduced. The conversion price of the additional notes and exercise price of the additional warrants issuable in connection with the November 26, 2003 transaction (if and when the investors' option to loan additional funds is exercised) was reduced to $0.90. In addition, the exercise period for the additional loan was extended for a period 18 months from the effectiveness of the registration statement (January 20, 2004).


The closing of the financing occurred in late June 2004.


NOTE 4:  STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's stock options equals or is above the market value of the underlying stock on the date of grant, no compensation expense is recognized.

As at the balance sheet date, the Company continues to apply APB 25. The Company applies the disclosure requirements SFAS 148, "Accounting for Stock Based Compensation Transition and Disclosure" - an amendment of FASB Statement No. 123 ("SFAS 148"). FAS 148 requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Pro forma information under SFAS 123 are as follows:

                                                     Nine months  Nine months
                                                        ended       ended
                                                      Sept. 30,    Sept.30,
                                                        2004         2003
                                                      -------      -------

Net loss as reported............................      $(4,639)     $(3,944)

Add:
Stock based compensation expense
included in the determination
of net loss, as reported .......................           30          189

Deduct:
Stock based compensation expense
determined under fair value method
for all awards..................................       (1,034)        (687)
                                                      -------      -------
Pro forma net loss..............................      $(5,643)     $(4,442)
                                                      =======      =======
Pro forma basic and diluted
net loss per share..............................      $ (0.14)     $ (0.19)
                                                      =======      =======

The Company applies SFAS 123 and Emerging Issues Task Force 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the grant date. In accounting for warrants granted to those other than employees, the Company applied the provisions of SFAS No. 123, and EITF 96-18. The fair value of these warrants was estimated at the grant date, using the Black-Scholes option-pricing model.


NOTE 5: GEOGRAPHIC INFORMATION

The Company  conducts its business on the basis of one  reportable  segment (see
Note 1 for brief description of the Company's business).

Revenues from external customers:

                                                  Nine months  Nine months
                                                     ended        ended
                                                   Sept. 30,    Sept. 30,
                                                     2004         2003
                                                     ----         ----
         Israel ...................................  $113         $ 18
         U.S.A. ...................................   777          224
         Europe ...................................    20          ---
         Japan ....................................    23           18
                                                     ----         ----
                                                     $933         $260
                                                     ====         ====

The Company's long-lived assets are as follows:

                                                  Nine months      Year
                                                     ended        ended
                                                   Sept. 30,   December 31,
                                                     2004         2003
                                                     ----         ----
         Israel....................................   $85         $294
         U.S.A.....................................   257          158
                                                     ----         ----
                                                     $342         $452
                                                     ====         ====

NOTE 6: LOSS PER SHARE:

The following table sets forth the computation of basic and diluted net loss per share:

1. Numerator:
                                                                                    Nine months ended
                                                                                       Sept.  30,
                                                                                 ----------------------
                                                                                   2004          2003
                                                                                  ------        ------
                                                                                        Unaudited
                                                                                 ----------------------
     Numerator for basic and diluted loss per share -

     Numerator for basic and dilutedloss available to Ordinary shareholders      $  (4,639)   $  (3,944)
                                                                                 =========    =========
2. Denominator (in thousands):

     Denominator for basic and diluted loss per share --
     Weighted average number of shares                                              39,080       23,173
                                                                                 =========    =========

All outstanding stock options and warrants have been excluded from the calculation of the diluted loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 15,047,899 and 15,919,861 for the nine-months ended September 30, 2004 and September 30, 2003, respectively.

NOTE 7: SUBSEQUENT EVENTS

a. OCTOBER 2004 REDEMPTION, AMENDMENT AND EXCHANGE AGREEMENT

On October 31, 2004, the Company entered into a Redemption, Amendment and Exchange Agreement ("RAE") that provided for the Company's repayment of the outstanding convertible notes described in Note 3 above, plus the performance of certain other obligations delineated below (see also Form 6-K of November 5, 2004). The transaction closed on December 9, 2004. Under the RAE transaction:


    1. At the closing, the Company repaid in full the $3 million in principal amount, plus accrued interest, outstanding under the convertible notes.

    2. In exchange for the cancellation by the convertible note holders of their rights, pursuant to the terms of the November 2003 financing, to purchase up to $3 million in additional notes convertible into approximately 3.3 million Ordinary Shares at a $0.90 conversion price (plus the issuance of an additional 600,000 warrants as warrant coverage thereon), the Company issued to such holders warrants to purchase an aggregate of approximately 3.3 million Ordinary Shares at an exercise price of $0.90 per share.

    3. The note holders (and the additional investor under the May 2004 Securities Purchase Agreement) waived certain rights restricting the ability of the Company to enter into the private placement described under subparagraph b of this Note. In exchange for such waiver, the Company delivered to such persons an aggregate of 900,000 Series A Preferred Shares.

    4.   The note holders' security interests in Company assets were terminated.

In accordance with EITF 00-19, the value of the warrants of $333,000 will be classified as equity. The overall loss from the transaction will amount to $1.2 million.

b. OCTOBER 2004 SERIES A PREFERRED SHARE PRIVATE PLACEMENT

On October 31, 2004, the Company entered into a Securities Purchase Agreement ("SPA") for the sale of Series A Preferred Shares to investors of the Company identified in the schedule of buyers to the SPA. The transaction closed on December 9, 2004. Under the transaction:

    1. The Company sold 6,380,000 Series A Preferred Shares to new and existing investors, including three of its current directors, for an aggregate purchase price of $3.19 million dollars. The purchase price per share paid in the transaction was $0.50.

    2. The Series A Preferred Shares are convertible into the Company's Ordinary Shares, and enjoy certain preferences and other rights relating to liquidation and business combinations, as described in the Amended and Restated Articles of Association (see Form 6-K of November 12, 2004).

In accordance with the terms of the SPA and the requirements of EITF 98-05 and EITF 00-27, a beneficial conversion feature was valued at approximately $1.9 million, which will be amortized over a nine month period.

                           23,605,490 Ordinary Shares


                             COMMTOUCH SOFTWARE LTD.




                             ----------------------


                                   PROSPECTUS


                             ----------------------




                                 _________, 2005

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 8. Indemnification of Directors and Officers.

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an office holder. Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred as a result of an act or omission of such person in his capacity as an office holder: (a) monetary liability imposed upon him in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator's decision confirmed by a court and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or imposed upon him by a court (i) in an action, suit or proceeding brought against him by or on behalf of the company or other persons, (ii) in a criminal action in which he was acquitted, or (iii) in a criminal action which does not require proof of criminal intent in which he was convicted. The term "office holder" of a company includes any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or other executive officer who reports directly to the general manager or chief executive officer of a company.

Israeli Law provides that a company's articles of association may permit the company to (a) indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances. Israeli law also allows a company, if permitted by its articles of association, to exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

Our Amended and Restated Articles of Association allow us to insure, indemnify and exculpate office holders to the fullest extent permitted by law provided such insurance, indemnification or exculpation is approved in accordance with Israel's Companies Law. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims. In addition, the Company has entered into an undertaking to indemnify the directors of the Company subject to certain limitations, as well as indemnification and exculpation agreements, and these undertakings and agreements have been ratified by our shareholders.

Certain members of our management team are officers of our subsidiary, Commtouch Inc., a California Corporation, or reside in California. The Articles of Incorporation of Commtouch Inc. provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents of the corporation, as defined in
Section 317 of the California General Corporation Law, in excess of that expressly permitted by Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

With  respect to all  proceedings  other than  shareholder  derivative  actions,
Section 317 permits a California corporation to indemnify any of its directors, officers or other agents only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In the case of derivative actions, a California corporation may indemnify any of its directors, officers or agents only if such person acted in good faith and in a manner such person believed to be in the best interests of the corporation and its shareholders. Furthermore, in derivative actions, no indemnification is permitted (i) with respect to any matter with respect to which the person to be indemnified has been held liable to the corporation, unless such indemnification is approved by the court; (ii) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (iii) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval. To the extent that a director, officer or agent of a corporation has been successful on the merits in defense of any proceeding for which indemnification is permitted by
Section 317, a corporation is obligated by Section 317 to indemnify such person against expenses actually and reasonably incurred in connection with the proceeding.

Pursuant to the terms under which the Ordinary Shares were issued to the selling securityholders, the Company has agreed to indemnify the selling securityholders against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement, or any omission therein to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Exchange Act, state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on information provided by the selling securityholders, as to which the selling securityholders have agreed to indemnify the Company.

Item 9. Exhibits.

The exhibits listed on the exhibit index to this filing are incorporated herein by reference.


Item 10. Undertakings.

(a) The undersigned Registrant hereby undertakes:

      (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

           (iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, state of California, on January 7, 2005.

                                      COMMTOUCH SOFTWARE LTD.

                                      By:   /s/ DEVYANI PATEL
                                      ------------------------------------
                                            Devyani Patel
                                            Vice President, Finance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                         Title                                     Date
-------------------------    --------------------------------------    ------------------------

/s/ GIDEON MANTEL*           Chief Executive Officer and Director      January 7, 2005
-------------------------    (Principal Executive Officer)
Gideon Mantel


/s/ DEVYANI PATEL*           Vice President, Finance                   January 7, 2005
-------------------------    (Principal Financial
Devyani Patel                and Accounting Officer)


/s/ IAN BONNER*              Chairman of the Board                     January 7, 2005
-------------------------
Ian Bonner


/s/ CAROLYN CHIN*            Director, Chairman of the Board           January 7, 2005
-------------------------
Carolyn Chin


/s/ AMIR LEV*                Director                                  January 7, 2005
-------------------------
Amir Lev


/s/ OFER SEGEV*              Director                                  January 7, 2005
-------------------------
Ofer Segev


/s/ NAHUM SHARFMAN*          Director                                  January 7, 2005
-------------------------
Nahum Sharfman


/s/ LLOYD E. SHEFSY*         Director                                  January 7, 2005
-------------------------
Lloyd E. Shefsky


*/s/ DEVYANI PATEL           *Individually and as                      January 7, 2005
-------------------------    Attorney-in-fact and Authorized
Devyani Patel                U.S. Representative

                                  Exhibit Index

Exhibit Number                  Description of Document
-------------- -----------------------------------------------------------------


    5.1 Opinion of Naschitz, Brandes & Co., Israeli counsel to the Registrant, as to certain legal matters with respect to the legality of the shares.

    23.1 Consent of Kost, Forer,Gabbay & Kasierer , a Member of Ernst & Young Global.

    23.2       Consent of Naschitz, Brandes & Co. (contained in Exhibit 5.1).

    24.1 Power of Attorney of directors and certain officers of the Registrant.

    99.1 Redemption, Amendment and Exchange Agreement dated October 31, 2004 and form of warrant relating thereto, by and between Commtouch Software Ltd. and each Investor thereto (incorporated by reference to Exhibits 99.5 and 99.6, respectively, to Report of Foreign Private Issuer on Form 6-K for the month of November 2004 (File No. 000-26495).